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                          September 29, 2021

       Matt Crisp
       Director
       Star Peak Corp II
       1603 Orrington Avenue, 13th Floor
       Evanston, Illinois 60201

                                                        Re: Star Peak Corp II
                                                            Registration
Statement on Form S-1
                                                            Filed September 21,
2021
                                                            File No. 333-259679

       Dear Mr. Crisp:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David Sakowitz